October 7, 2005


Mr. James G. Ivey
Chief Financial Officer
Markwest Energy Partners, L.P.
155 Inverness Drive West, Suite 200
Englewood, CO 80112-5000

	Re:	Markwest Energy Partners, L.P.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed June 24, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
Filed June 24, 2005 and August 9, 2005
Response Letter Dated September 15, 2005
		File No. 0-21956

Dear Mr. James G. Ivey:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Overview of the Industry and Our Business, page 9

1. We note your response to prior comment one indicating that your gross margin measure excludes costs, such as depreciation and amortization, typically attributable to gross margin measures presented under GAAP. Therefore, it appears that this measure is a non-GAAP financial measure. As such, we believe you will need to remove this measure or change its title so it is not confused with gross margin as calculated on a GAAP basis. In the event you modify the title of this measure, please provide reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP and all other disclosures required by Item 10(e)
of Regulation S-K.

Financial Statements

Note 2, Summary of Significant Accounting Policies, page 72

Basis of Presentation, page 72

2. We have reviewed your response to prior comment number two and your proposed disclosure. Please expand your accounting policy with respect to equity method investments to disclose how you evaluate and measure your equity method investments for impairment. Refer to APBO
No 18.

Note 6, Intangible Assets Subject to Amortization, page 82

3. We note that your response to prior comment six indicated that your customer contracts have lives of 5 to 10 years with an automatic one year extension. Please tell us what evidence you have regarding historical renewals with these customers, if any. Additionally clarify whether there is any agreement or clause in the existing contracts supporting renewal beyond the automatic one year extension.
Submit to us a schedule showing each customer, the contractual term, renewal right and a brief description of the history you have of renewing contracts with each of your customers.

Note 13, Commitments and Contingencies, page 91

4. We note your response to prior comment seven in which you indicate that your insurance carrier has settled claims to date related to the pipeline leak, although your disclosures in your 10-Q for the fiscal quarter ended June 30, 2005, on page 39, indicate that claims related to the leak have been denied. Please clarify and reconcile these statements which seem to conflict. Demonstrate how it is appropriate to determine that your liability is remote when the insurance company has denied your claims. We continue to believe that you will need to expand your disclosure in your Form 10-K to correspond with those of your Form 10-Q since those filings were made contemporaneously. Finally, as previously requested, please expand your disclosures to indicate the likelihood of your loss exposure as probable, reasonably possible or remote, along with an estimate range of loss in the event you determine the likelihood to be reasonably possible. Refer to SFAS 5.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief


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Mr. James G. Ivey
Markwest Energy Partners, L.P
October 7, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

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CORPORATION FINANCE
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